Legend International Holdings, Inc.
                                                          A Delaware Corporation

                                             -----------------------------------

                                           Level 8, 580 St Kilda Road, Melbourne
                                                        Victoria 3004, Australia

                                              PO Box 6315, St Kilda Road Central
                                             Melbourne, Victoria 8008, Australia

                                                      Telephone: +61 3 8532 2866
                                                      Facsimile: +61 3 8532 2805
                                                        Email: lgdi@axisc.com.au


July 12, 2005



Securities and Exchange Commission
Washington D.C. 20549
United States of America

Dear Sirs:

Legend International Holdings Inc.
Form 10-KSB for the year ended December 31, 2004
File No. 000-32551

We refer to the Staff's letter of May 11, 2005 and provide the following information:-

1.   Accounting policy with respect to stock based compensation.

     The Company followed the fair value reporting as prescribed by SFAS123 in accounting for options issued in 2004. The assumptions used in computing the fair value of options issued under the black scholes pricing model was disclosed in the last paragraph of footnote # 4. The Company will clearly disclose its accounting policy for stock options in future filings.

2. The volatility of 16.7% was based on the trading history of Legend for the period November 6, 2003 to November 12, 2004. It is the Company's view that as Legend is effectively a start up Company, there is no other suitable alternatives for calculating the volatility.

3. The stock options issued to Renika Pty Ltd were fully vested and non-forfeitable on the grant date.

     The stock options were issued for services rendered, to be rendered and for agreeing to provide financial assistance to the Company (not the actual provision of the financial assistance). The issue of the stock options was not contingent upon any future services or events.

     The stock options are not forfeitable if the services or financial assistance are not provided. Accordingly, the value of the stock options were expensed immediately.

4.   The Company acknowledges that:-

     -- The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     -- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and


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     --   The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Yours faithfully

/s/ Peter Lee
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PETER LEE
Chief Financial Officer &
Secretary